HOUSING PROGRAMS LIMITED
                         55 Beattie Place, P.O. Box 1089
                              Greenville, SC 29602

August 12, 2005

Correspondence Filing Via Edgar and Overnight Delivery

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, NW
Washington, D.C.  20549
Attn:  Mr. Steven Jacobs

Re:   Housing Programs Limited
      Form 10-KSB for the year ended December 31, 2004
      Filed April 8, 2005
      File No. 0-13808

Ladies and Gentlemen:

This letter responds to the comments of the staff of the Securities and Exchange Commission (the "Staff") addressed to Housing Programs Limited, a California limited partnership (the "Partnership"), in a letter dated August 1, 2005, which was sent in response to the Partnership's July 11, 2005 response to the Staff's original comment letter dated June 24, 2005. The Partnership's response to the Staff's comments are set forth below and are numbered to correspond to the numbering of the Staff's comments in the Staff's letter dated August 1, 2005.

                        *     *     *     *     *

Form 10-KSB for the year ended December 31, 2004

Note 1 - Organization and Summary of Significant Accounting Policies

Recent Accounting Pronouncements

1. Comment: We note that you considered factors in paragraph 17 in determining that you are not the primary beneficiary in any of the VIE's. Please tell us how you first considered paragraph 16 in determining the entities in your related party group. In addition, please explain to us in sufficient detail how you considered and concluded on each of the indicators in paragraph 17 and your rationale for doing so. In your response, tell us how you weighted each of these factors in arriving at your conclusion.

          Response: The Partnership made its determination of the primary beneficiary of the local limited partnerships identified as VIEs based on a qualitative analysis with reference to paragraphs 16 and 17 of FIN 46R.

          Paragraph 16 of FIN 46R states, in part, "For purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests. For purposes of this Interpretation, the term related parties includes those parties identified in FASB Statement No. 57, Related Party Disclosures (SFAS 57), and certain other parties that are acting as de facto agents or de facto principals of the variable interest holder." Paragraph 16(d) of FIN 46R further provides that de facto agents of an enterprise include "A party that has (1) an agreement that it cannot sell, transfer, or encumber its interest in the entity without the prior approval of the enterprise... The right of prior approval creates a de facto agency relationship only if that right could constrain the others party's ability to manage the economic risks or realize the economic rewards from its interests in a variable interest entity through the sale, transfer, or encumbrance of those interests."

          In its application of paragraph 16 to the four local limited partnerships that the Partnership determined were VIEs, the Partnership concluded that the Partnership is a member of a related party group that includes the general partner. In the case of Jenny Lind Hall Second Limited Partnership, one of the local limited partnerships, the Partnership concluded under SFAS 57 that the general partner and the limited partner (the Partnership) meet the definition of related parties because both are under the common control of National Partnership Investments Corp. With respect to the other three local limited partnerships that the Partnership determined were VIEs, a provision of each of the partnership agreements prohibits the general partner from selling, assigning, transferring, mortgaging, pledging, or otherwise encumbering or disposing of its general partner interest in the local limited partnership. Accordingly, in order for the general partner to take any of these actions, amendment of the local limited partnership agreement would be necessary and such amendment would require the consent of a majority in interest of the general partner and the limited partner, voting as one class, in proportion to their respective ownership interests. Another provision of each of the partnership agreements governing the local limited partnerships prohibits any limited partner from assigning in whole or any part of its interest in a local limited partnership unless the limited partner first receives consent of the local limited partnership's general partner (which consent may be withheld at the sole discretion of the general partner). These provisions of the partnership agreements establish de facto agency relationships, as contemplated in paragraph 16(d) of FIN 46R, between the Partnership, as limited partner in the local limited partnerships, and the respective general partners of the local limited partnerships.

          Having determined under paragraph 16 that the Partnership and the respective general partners of the local limited partnerships are a related party group for purposes of FIN 46R, the Partnership considered the guidance in paragraph 17 of FIN 46R to identify the primary beneficiary of each local limited partnership. Paragraph 17 of FIN 46R states, "If two or more related parties (including the de facto agents described in paragraph 16) hold variable interests in the same variable interest entity, and the aggregate variable interest held by those parties would, if held by a single party, identify that party as the primary beneficiary, then the party, within the related party group, that is most closely associated with the variable interest entity is the primary beneficiary." The Partnership believes that the variable interests held by the related party group, consisting of the Partnership and the general partner, would, if held by a single party, identify that party as the primary beneficiary. Accordingly, the Partnership believes that based on a qualitative evaluation, a party within the related party group must be the primary beneficiary.

          Paragraph 17 of FIN 46R goes on to state "the determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

          a. The existence of a principal-agency relationship between parties within the related party group

          b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

          c. A party's exposure to the expected losses of the variable interest entity

          d.   The design of the variable interest entity."

           The Partnership believes that in the application of paragraph 17 of FIN 46R, the factors listed need to be considered together in conjunction with the structure of the local limited partnership and how the Partnership believes third parties would view the role of the general partner and the limited partner (i.e. the Partnership). The Partnership believes that no single factor is determinative and that all four factors must be weighed together in the determination of the primary beneficiary.

           The Partnership's consideration of the requirements of paragraph 17 of FIN 46 revealed factors that individually could identify either the general partner or the Partnership as the party with the characteristics most closely associated with the respective local limited partnerships.

           Ultimately, as discussed below, the Partnership concluded that the general partner is the party within the related party group that has the characteristics most closely associated with the local limited partnerships. Factors considered most relevant include:

          o Although the de facto agency relationship that was identified in connection with paragraph 16 of FIN 46R does not clearly indicate which party is the principal or agent, the Partnership believes the general partner has characteristics that are commonly associated with the principal. In this regard, the Partnership noted that a third party would contact the general partner regarding a local limited partnership matter. For example, regulatory agencies, such as the United States Department of Housing and Urban Development or the Internal Revenue Service, would contact the general partner when necessary. In all instances the general partner acts with authority in addressing those matters.

o The Partnership noted that each general partner's relationship with each of the respective local limited partnerships involves the following significant activities related to its rights and obligations under the related limited partnership agreements:


          o The general partner shall manage and conduct the business of the local limited partnership;

          o    Employees of the general partner (or its affiliates) are actively
               involved  in  managing  the   operations  of  the  local  limited
               partnerships;


          o The general partner has the obligation to fund any recourse obligations of the local limited partnership;

          o The general partner is authorized to develop land acquired by the local limited partnership with off-site and on-site improvements, and to construct, rehabilitate, maintain, operate and manage the housing units and other facilities of the respective local limited partnership;

          o The general partner is authorized to borrow funds, execute and issue mortgage notes and other evidences of indebtedness;

          o The general partner is authorized to apply for and obtain from the respective government agency, contracts for leasing, interest subsidies, tax abatement and tax limitation, as well as other supplemental payments and subsidies;

          o The general partner is required to promptly take any and all action that may be necessary or appropriate to perfect and maintain the local limited partnership as a limited partnership under state law, and to develop, maintain, and operate the respective local limited partnerships in accordance with provisions of the local limited partnership agreement and applicable Federal, state and local laws and regulations;

          o The general partner is required to cause the local limited partnership to obtain and maintain at all times, insurance in such amounts and at terms customary for a project similar to the local limited partnership; and

          o The general partner is responsible for obtaining a management agent for the respective local limited partnership.

In addition, the local limited partnership agreements each state that the Partnership, as limited partner, shall not take part in the management of the local limited partnership's business or transact any business for the local limited partnership, nor have any power to sign for or to bind the local limited partnership or to subject the local limited partnership to any liability or obligation.

These factors strongly indicate that the general partner is the party most closely associated with the local limited partnerships.

Although the Partnership has not performed a quantitative analysis to determine the relative exposures of the Partnership and general partners to the expected losses and residual returns of the local limited partnerships, the Partnership generally believes that the Partnership would have the greatest exposure based on provisions in the local limited partnership agreements that provide the limited partner with 95 to 99 percent of all allocations and distributions. Although the Partnership's generally greater exposure to expected losses is a factor that tends to indicate the Partnership is the primary beneficiary, the Partnership concluded that this one factor is not sufficient to offset the other factors described above which predominately indicate that the general partner is the party most closely associated with the local limited partnerships. Furthermore, while the Partnership is provided with 95 to 99 percent of allocations and distributions, the Partnership is ultimately only liable to the extent of its equity in the local limited partnership. The general partner, on the other hand, is subject to unlimited liability.

As an additional note, the Partnership was unable to make a clear determination as to which parties were more involved with the design of the local limited partnerships due to the length of time since the local limited partnerships were created and a lack of individuals associated with that process available for consultation. The Partnership presumes that both the general partner and the Partnership were highly involved in the negotiation of local limited partnership provisions. Those negotiations ultimately resulted in the general partner having more substantial rights and obligations under each local limited partnership agreement.

The Partnership concluded, based on its qualitative consideration of the factors in paragraph 17 of FIN 46R as noted above, that the general partner is the party in the related party group that is most closely associated with, and therefore is the primary beneficiary of, the respective local limited partnerships. Accordingly, the Partnership is not the primary beneficiary of any of the four local limited partnerships identified as VIEs and should not consolidate any of the four local limited partnerships.

The accompanying Exhibit A provides the name of the general partner of each of the local limited partnerships and the Partnership's understanding of whether the general partner is consolidating the respective variable interest entity. Three of the four general partners of the local limited partnerships are not affiliates of the Partnership and have not informed the Partnership of their accounting policies with respect to their investments in the local limited partnerships.

                                    * * * * *

As requested by the Staff in its letter dated June 24, 2005, the Partnership again acknowledges that: (a) the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings; (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (c) the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions regarding the information provided, please contact the undersigned or Stephen Waters. Mr. Waters can be reached directly at (864) 239-1554 or by fax at (864) 239-5824.

                                   Sincerely,


                                    /s/ David R. Robertson
                                    David R. Robertson
                                    President and Chief Executive Officer
                                    National  Partnership  Investments  Corp.,
                                    the  general  partner of Housing  Programs
                                     Limited

Exhibit A - Schedule of General Partners of the Local Limited Partnerships

                                                                           GP an         GP
                                                                           AIMCO
Registrant     Local Limited Partnership     General Partner (GP) (1)   Affiliate Consolidating

HPL         Cloverdale Heights Apts., Ltd.  James Imhausen                 No       Unknown
HPL         Oshtemo Limited Dividend        Asset Management Group         No       Unknown
            Housing Association
HPL         Jenny Lind Hall Second Limited  NAPIA II                       Yes        Yes
            Partnership
HPL         Plaza Village Group             Ferland Corporation            No       Unknown


(1)   General Partner of the Local Limited Partnership